SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Aurora Innovation, Inc.

(Name of Issuer)

Class A common stock, par value $0.00001 per share

(Title of Class of Securities)

051774107

(CUSIP Number)

Prashanth Mahendra-Rajah

c/o Uber Technologies, Inc.

1725 3rd Street

San Francisco, CA 94158

(415) 612-8582

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:)

May 8, 2024

(Date of Event which Requires Filing on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Uber Technologies, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole Voting Power 325,973,411(1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 325,973,411(1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 325,973,411(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 27.9%(2)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Consists of 325,973,411 shares of Class A common stock, par value $0.00001 per share of Aurora Innovation, Inc.

(2)	The percent of class beneficially owned by the Reporting Person was calculated based on 1,168,399,674 shares of Class A common stock outstanding as of February 2, 2024, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

This statement constitutes Amendment No. 2 to the Schedule 13D relating to the shares of Class A common stock, $0.00001 par value (the “Class A Common Stock”), of Aurora Innovation, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 14, 2022 (as amended by Amendment No. 1, filed with the SEC on July 24, 2023, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D as previously filed remains applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1. Security and Issuer

Paragraph (b) of Item 1 is hereby amended and restated as follows:

(b) The address of the principal executive offices of the Issuer is 1654 Smallman St., Pittsburgh, PA 15222.

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

(a-c) This Statement is being filed by Uber Technologies, Inc. (the “Reporting Person” or “Uber”), a publicly traded Delaware corporation, because the Reporting Person beneficially owns 325,973,411 shares of Class A Common Stock through Neben Holdings, LLC, a wholly-owned subsidiary of the Reporting Person (“Neben Holdings”). The principal business of the Reporting Person is the operation and continued development of a technology platform that uses a massive network, leading technology, operational excellence and product expertise to power movement from point A to point B. The business address of the Reporting Person is 1725 3rd Street, San Francisco, CA 94158. Set forth on Schedule I, which is incorporated herein by reference, is the name, business address and principal occupation or employment and citizenship of each of the Reporting Person’s directors and executive officers.

(d) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated as follows:

The information set forth in Item 3 of this Statement is incorporated by reference in its entirety into this Item 4. The Reporting Person periodically reviews its investments in issuers, including the Issuer, and intends to further assess its investment in the Issuer from time to time, on the basis of various factors, including, without limitation, the Issuer’s business performance, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities available to the Reporting Person and the Issuer. The Reporting Person seeks to maximize the value of its investment in the Issuer. If the Reporting Person believes that further investment in the Issuer is attractive, the Reporting Person may acquire (or seek to acquire) Class A Common Stock or other securities of the Issuer or interests in the assets or businesses of the Issuer. Similarly, the Reporting Person may determine to dispose of some or all of the Class A Common Stock currently owned by the Reporting Person.

Depending upon the foregoing factors or any other factors that the Reporting Person may deem relevant, the Reporting Person may (i) acquire additional securities of the Issuer in open market transactions or privately negotiated transactions, (ii) make a proposal or proposals to acquire more (or potentially all) of the equity interests in the Issuer, including, without limitation, directly from certain (or potentially all) of the security holders of the Issuer, and make a shareholder proposal or proposals to request that the Issuer consider one or more extraordinary transactions, such as a merger (which transactions may cause the Issuer’s Class A Common Stock to be delisted from the Nasdaq stock exchange or deregistered under the Securities Act of 1933, as amended), (iii) dispose of part or all of its investment in the Issuer in open market transactions, privately negotiated transactions, via extraordinary transactions such as a merger or otherwise, and/or (iv) acquire assets or businesses of the Issuer or its subsidiaries, or an interest in assets or businesses of the Issuer or its subsidiaries, in each case including, without limitation, through the formation of a joint venture, strategic partnership or otherwise. Any acquisition or disposition may be effected by the Reporting Person at any time without prior notice, subject to applicable law.

Dara Khosrowshahi, the Reporting Person’s Chief Executive Officer and a member of the Reporting Person’s board of directors, serves as a director on the Issuer’s board of directors (the “Board”). The Reporting Person may engage in discussions, including, without limitation, through Mr. Khosrowshahi (including in the course of his service as a director), with management of the Issuer, the Board, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy or control and future plans of the Issuer that could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Subject to the foregoing and except as described in this Schedule 13D, neither the Reporting Person nor, to its best knowledge, its directors or executive officers, has any present plan or proposal which relates to, or would result in, any of the events referred to in paragraphs (a) though (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and reserves the right, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions or formulate and implement plans or proposals with respect to any and all matters referred to in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) The Reporting Person is the beneficial owner of 325,973,411 shares of Class A Common Stock, which represent approximately 27.9% of the outstanding shares of Class A Common Stock as of February 2, 2024. The percent of Class A Common Stock beneficially owned by the Reporting Person was calculated based on the 1,168,399,674 shares of Class A Common Stock issued and outstanding as of February 2, 2024, as described in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and does not include any issued and outstanding shares of Class B common stock of the Issuer, which are convertible into shares of Class A Common Stock. None of the persons named in Schedule I beneficially own any shares of Class A Common Stock.

(b) The Reporting Person has sole voting and sole dispositive power over an aggregate of 325,973,411 shares of common stock.

(c) Other than the acquisition of the shares reported herein, the Reporting Person and, to the best knowledge of the Reporting Person, the directors and executive officers of the Reporting Person have not effected any other transactions in the shares of the Issuer during the past 60 days.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 8, 2024

UBER TECHNOLOGIES, INC.

	By:	/s/ Prashanth Mahendra-Rajah
Name: Prashanth Mahendra-Rajah
Title: Chief Financial Officer

Schedule I

Directors and Executive Officers

The business address of each director and executive officer is c/o Uber Technologies, Inc., 1725 3rd Street San Francisco, CA 94158. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Dara Khosrowshahi	Chief Executive Officer and Director of Uber Technologies, Inc.
Prashanth Mahendra-Rajah	Chief Financial Officer of Uber Technologies, Inc.
Tony West	Senior Vice President, Chief Legal Officer and Corporate Secretary of Uber Technologies, Inc.
Nikki Krishnamurthy	Senior Vice President and Chief People Officer of Uber Technologies, Inc.
Jill Hazelbaker	Senior Vice President, Marketing and Public Affairs of Uber Technologies, Inc.
Ronald Sugar	Former Chairman and CEO, Northrop Grumman
Revathi Advaithi	CEO of Flex Ltd.
Turqi Alnowaiser(1)	Deputy Governor and Head of International Investments Division of The Public Investment Fund
Ursula Burns	Co-founder of Integrum Holdings, LP
Robert Eckert	Operating Partner of FFL Partners, LLC
Amanda Ginsberg	Operating Partner of Advent International
Wan Ling Martello	Co-founder and Partner of BayPine
John Thain	Chairman, Pine Island Capital Partners LLC
David Trujillo	Partner, TPG
Alexander Wynaendts(2)	Former CEO and Chairman, Aegon NV

(1) Mr. Alnowaiser is a citizen of the Kingdom of Saudi Arabia.

(2) Mr. Wynaendts is a citizen of the Netherlands